Exhibit 99.5

Notice to Owners of Series K Warrants

CollPlant Holdings Ltd.

Proxy/Voting Card

Owners of record on May 28, 2018 (the “Record Date”) of Series K Warrants of CollPlant Holdings Ltd. (the “Company”) are hereby notified of an upcoming extraordinary meeting of Series K Warrants holders to be held on June 7, 2018 in Israel (the “Series K Warrant Holders’ Meeting”).

The holders of Series K Warrants may vote at the Series K Warrant Holders’ Meeting through the attached proxy, which also serves as their voting card, by completing, dating, signing and mailing the proxy to the Company’s offices so that it is received by the Company no later than June 7, 2018, at 07:00 a.m. Israel time. The holders of Series K who intend to vote their Series K Warrants either in person or by proxy must deliver the Company, no later than June 7, 2018, at 07:00 a.m. Israel time, an ownership certificate confirming their ownership of Series K Warrants on the Warrants Holders Record Date (as defined in the accompanying proxy statement), which certificate must be approved by a recognized financial institution, and if such holders vote their Series K Warrants by proxy they must also provide the Company with a copy of their identity card, passport or certification of incorporation, as applicable. Alternatively, the holders of Series K Warrants may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Series K Warrant Holders’ Meetings (i.e., 05:00 a.m. Israel time on June 7, 2018). You should receive instructions on electronic voting from the TASE member through which you hold your Series K Warrants.

CollPlant Holdings Ltd.

Dated: May 3, 2018

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ExtraordinaRy MEETING OF HOLDERS OF SERIES K WARRANTS OF

COLLPLANT HOLDINGS LTD.

TO:	CollPlant Holdings Ltd.
Fax Number: +972-73-232-5602
Email: eran@collplant.com
Telephone Number: +972-73-232-5600
Extraordinary Meeting to be held on June 7, 2018

FROM:
Company/Individual Name

SIGNATURE:
Authorized Signatory Name, Signature/Medallion

CONTACT INFO:
Telephone/Fax Number, E-mail Address

TOTAL NUMBER OF SERIS K WARRANTS
HELD AS OF May 28, 2018:

NUMBER OF SERIS K WARRANTS BEING VOTED:

DATE: ________________________, 2018

CollPlant Holdings Ltd.

Extraordinary Meeting of Holders of Series K Warrants

June 7, 2018

The above-noted holder of Series K Warrants of CollPlant Holdings Ltd. (the “Company”) hereby requests and instructs Mr. Eran Rotem to endeavor insofar as practicable, to vote or cause to be voted the number of Series K Warrants held as of close of business on May 28, 2018 at the Extraordinary Meeting of holders of Series K Warrants of the Company to be held in Israel on June 7, 2018 at 11:00 a.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED COMPLETED BY 07:00 A.M. (OR IF VOTED ELECTRONICALLY BY 05:00 A.M.) ISRAEL TIME ON JUNE 7, 2018 TO BE VALID

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ExtraordinaRy MEETING OF HOLDERS OF SERIES K WARRANTS OF

COLLPLANT HOLDINGS LTD.

1. To approve the Arrangement between the Company, its shareholders and the holders of Series I Warrants and Series K Warrants, as described in the accompanying proxy statement.

☐ FOR              ☐ AGAINST              ☐ ABSTAIN

1a. Do you hold ordinary shares or ADSs whose value in aggregate exceeds 70% of the value of your Series K Warrants? For this purpose, the value of the ordinary shares, ADSs and Series K Warrants will be calculated as described in the accompanying proxy statement (Response required for vote to be counted).

☐ YES              ☐ NO

1b. Do you hold Series I Warrants whose value in aggregate exceeds 70% of the value of your holding on the Series K Warrants? For this purpose, the value of the Series I Warrants and Series K Warrants will be calculated as described in the accompanying proxy statement (Response required for vote to be counted).

☐ YES              ☐ NO

End of resolutions

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